

March 22, 2012

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Yan:

We have reviewed your March 5, 2012 response to our February 17, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

1. Please note that the firm-based literature you refer to in your response to comment 2 is not authoritative accounting guidance. Furthermore, the section you refer to in the article applies to forward or futures contracts that require an entity to repurchase its own shares without any contingency. Since you will only be required to repurchase your shares if you do not meet specified conditions, it appears that the repurchase was not a certain future event as of the date of the October amendment. Accordingly, it appears that your contingent obligation to repurchase your shares is more akin to a written put option. Since you did not receive any monetary consideration for the contingent obligation, it appears that the offsetting debit at the inception date should be recorded to expense. Please confirm our understanding or provide us the authoritative literature you rely upon to support your classification as equity.

2. In your response to comment 2 you indicate that you recorded a $23,391,902 liability at December 31, 2011 under ASC 480-10-25-8 for your obligation to repurchase your shares under your October 21, 2011 amendment. It appears that this liability is the same liability recorded at March 31, 2011, June 30, 2011 and September 30, 2011 that you previously attributed to the two contingencies to issue additional shares of common stock for the acquisition of the patent. You previously represented to us in your February 2, 2010 response to comment 2 of our January 13, 2012 letter that these two contingencies should only be recorded when the contingencies are resolved or such resolution becomes probable. For your liability under ASC 480-10-25-8 to repurchase your common stock, please tell us the fair value of the obligation on October 21, 2011 and December 31, 2011. In your response, please tell us for each date the number of potential shares you would need to repurchase, the fair value per share and the probability weighting you assigned to the final contingency not being met triggering your obligation to repurchase those shares.

3. Please provide us disclosure you intend to provide under ASC 250-10-50-7, in light of the restatements you must make to your March 31, 2011 Form 10-K and your Forms 10-Q for June 30, 2011, September 30, 2011 and December 31, 2011. In addition, please tell us when you plan to file Item 4.02 under Form 8-K.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant